CREDEX CORPORATION
                                 454 Treemont Drive
                              Orange City, FL  32763
                                386-218-6823 phone

January 6, 2011

Michael Clampitt, Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549    Mail Stop 4561

 Re:	Credex Corporation
	Amendment No. 2 to Registration Statement on Form 10
	Filed December 16, 2010
	Form 10-Q/A for the Fiscal Quarter Ended September 30, 2010
	File No. 0-54142
	Amendment No. 1 Registration Statement on Form S-1
	Filed December 17, 2010
	File No.  333-170829

Dear Mr. Clampitt:

     We have received your comment letter dated December 29, 2010. We have reviewed all of your comments and spoken by telephone to some of your staff members regarding our intended responses to some of your comments and sought guidance on other comments. The responses that follow are numbered to correspond with the numbers of your comments. They are also inserted, where applicable, into the revised Form 10-12g/A Third Amendment, Form 10Q/A Second Amendment and Form S/1 A Second Amendment.

	Our responses to your comments are as follows:

                              Form 10-12g/A Second Amendment

Milestones

   1. The contracts with the collections agencies used to collect the debt will contain a provision that the agency will receive a percentage of the amounts collected on each account. This fee will be a matter of negotiations. Credex will not agree to pay the agency more than 35% of the amount collected on each account. See Form 10 page 8 and S-1 page 31.


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Products and Services

   2. Credex will buy the debts it will collect through debt collection agencies. Once the original creditor sells the debt the only way for them to "retrieve" it is to buy it back. The terms "One or Two Agency Accounts" is language commonly used in the industry to indicate that the accounts have been purchased by one buyer, "One Agency," or second buyer "Two Agency." One Agency is the same as the primary and Two Agency is the same as secondary and Three Agency is the same as tertiary accounts. Original creditors can retain ownership and have more than one agency try and collect the accounts. The Original creditor can sell the debt at any time in the collection process. It can sell the debt as One Agency, Two Agency and etc. depending on prior collection efforts.

"We note that the expected discounts on face value and expected return are supported in your table on page 11 only by the category of 'fresh' accounts." The table presented was to show the expected prices of each category for the year 2009 in comparison with year 2008 by the category's price decline only. The price declines do not have anything to do with the face value of the original credit card account. The price declines and predicted prices have only to do with the current pricing of credit card portfolios and not a comparison of discounts from face value. See Form 10 page 6 and S-1 page 28.

   3. We can rely on the collecting performance history of the collectors with whom we contract. We can also rely on information available from Kaulkin and Ginsberg and Inside ARM. See Form 10 page 6 and S-1 page 28.

Management personnel of potential collection agencies will be personally interviewed by Credex. The agency's collection performance and business references will be obtained prior to signing any agreement with the agency. Credex intends to sign agreements that contain a provision that allows cancellation at any time with 30 days notice to the non-canceling party. For your information we have attached a copy of an agreement we propose to use.

Kaulkin and Ginsberg is one of the leading and most reliable sources of data and information in the debt collection business.

About Kaulkin and Ginsberg:
Experience

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    * Completed more industry M&A transactions than anyone else
        - over 125 for a total value of over $3 billion
    * Delivered hundreds of industry valuations
        - dozens of valuation assignments each year
    * As expert witnesses, our reports have been admitted and stipulated in numerous lawsuits and have been continuously upheld in formal proceedings.
      Our report submitted in a major U.S. District Court class action lawsuit was a key factor in a summary judgment ruling in favor of our client.
    * Keynoted all of the major industry conferences
    * Chaired three conferences, including the industry's largest, plus two M&A conferences
Access
    * Established relationships with the industry's senior decision makers since 1991
    * Our advisory board consists of the most senior persons in their industry segments
    * Active involvement with the industry's major associations, trade shows, and publications
    * Member of ACA International, DBA International, Association for Corporate Growth, Consumer Bankers Association, and the Healthcare Financial Management Association
Information
    * We conduct comprehensive original research on the industry
    * Publisher of seven editions of The Kaulkin Report since 1994
        - a seminal research study that has been cited in the public filings of leading corporations, in The Wall Street Journal, and in many documents supporting private transactions in the industry
    * Our research also includes The Global Debt Buying Report, Healthcare
      ARM Report, and countless custom research projects
    * Kaulkin Media publishes the leading online source for industry news and analysis, insideARM.com, as well as five industry newsletters
    * We maintain an extensive, proprietary database that is likely the most complete in the industry
    * Acquisition criteria for financial, strategic, and industry buyers seeking entry or expansion within the industry
    * Contact information for industry players and key decision makers
    * Company data, including revenue, profit, clients, employees, tax status, trends, services, systems and more
    * Details on all industry M&A transactions, including price, terms, deal structure, and other specifics

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      This information goes well beyond public company deals, and includes details of transactions involving hundreds of privately held companies

About Inside ARM publication:

Kaulkin Media is the most credible publisher of specialized news and information for the accounts receivable management (or "debt collection") industry. insideARM.com is the firm's flagship website, with over 60,000 subscribers including collection agencies and law firms, debt buyers, creditors, suppliers of technology and services to these groups, regulators, industry investors, and many other interested parties.

Risk Factors

Because of uncertainty of adequacy of financial resources from profitable operations...

   4. We have revised the following to read:

Credex is a development stage company. The Company will be reliant upon additional funding of $250,000 during the next twelve (12) months to initiate its business as set forth in its continuing strategic plan for growth. See Form 10 pages 15 and 16 and S-1 pages 8 and 9.

Certain Relationships and Related Transactions

   5. The contract with Cypress Bend Executive Services, LLC was negotiated between Credex's CEO, Denise Leonardo and Timothy L. Kuker of Cypress. The Contract was approved by Credex's Board. None of the voting members have any relationship with Cypress. Mr. Cook abstained from voting on the matter of the agreement. Credex believes the negotiation was arms length and the terms of the agreement are at least as favorable to Credex as could have been obtained with an unrelated party. See Form 10 page 31 and S-1 page 43.

Recent Sales of Unregistered Stock

   6. Credex is unaware of the meaning of the term "Private Memorandum Placement." If this term is used in any document submitted on behalf of Credex it is in error. The Term "Private Placement Memorandum" refers to the document given to purchasers of Credex stock on or

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after January 1, 2009. A copy of the Memorandum has been emailed to you for your information.

                                    Form S-1

General

   7. We have deleted any reference "offered by the selling stockholders at prevailing market prices..."

The sales price to the public is fixed at $.25 per share until such time, if ever, the shares of our common stock becomes traded on the Bulletin Board operated by the Financial Industry Regulatory Authority ("FINRA") or the Pink Quotation System Bulletin Board. If our common stock becomes quoted on the Bulletin Board, then the sales to the public will vary accordingly to selling decisions of each selling shareholder and the market for our common stock at the time of resale. There is no market for our common stock. See Page 16 of the S-1.

   8. We have revised all disclosures in our Form 10 and S-1 so as to be consistent with the responses given. See Page 18 of the S-1.

Selling Stockholders

   9. None of the selling stockholders is a broker/dealer or an affiliate of any broker/dealer.

                             Form 10-12G/A Amendment

Financial Statements

Note E- Related Parties

   10.  We have revised Note E as follows:

In exchange for these services, which the Company anticipates will last for a six month period, the Company agreed to pay Cypress cash fees of $200,000 as well as provide Cypress with 2,958,625 shares of its stock, which effectively transfers control of the Company to Cypress during this period. Also, as part of the contract Steven G. Salmond, a member of Cypress Bend, was installed as Secretary, treasurer, CFO and Director of the Company. As

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a condition precedent, the fee liability does not become a liability or due until all the services stated in the agreement have been completed. Therefore, the Cypress liability will not be recorded until all the contracted services have been completed. Upon receipt of the cash payment of $200,000, Cypress is to return the shares to the Company's treasury. See Form 10 page 51, S-1 page 59 and 10Q page 13.

* We have relied upon the following accounting principals including the authoritative guidance.

SFAS No. 5 Paragraph 8:

8. An estimated loss from a loss contingency (as defined in paragraph 1) shall be accrued by a charge to income if both of the following conditions are met:

a. Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.
b. The amount of loss can be reasonably estimated.

The contractual agreement between Credex and Cypress Bend does not allow a liability to exist unless all of the performance terms are successfully completed by Cypress Bend. At the point of services being rendered is successfully completed, the $200,000 fee becomes an expense and liability to Credex. If the services are not successfully completed by Cypress Bend, Credex does not have an expense or a liability to Cypress Bend. At this point of time, the Management of Credex does not have any opinion on the likelihood of successful or failure on this contract. In Management's opinion because the likelihood of a successful contract is undetermined, the financial statements have not disclosed in its balance sheet or statement of operations this contract except for a reference to Note E. Management did disclosed in the Notes to the Financial Statement under Note E - Related Party this contract, its terms, and when / if the expense would be incurred with the related liability to ensure that the financial statements with the notes would be

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proper and not mislead any of the users of these financial statements.  Under
SFAS No. 5 Paragraph 8(a), this contract is currently not probable because it is undetermined that the futures terms will be meet confirming the fact of the loss.

*  The following is a table listing the services and their current status:

SERVICE LISTED IN CREDEX CYPRESS CONTRACT	                    STATUS
1. Raise the necessary money for the Company to operate
   in the short term,                                             In process
2. Prepare and file documents with the SEC to take the
   Company public,                                                In process
3. Secure a transfer agent and market maker broker-dealer
   for the Company's stock,                                       In process
4. Secure the necessary audits for the required filing
   documents, and                                                 In process
5. Provide day-to-day operational management services
   to the Company.                                                In process

The services began to be provided shortly after July 12, 2010 and have continued through December 31, 2010.

   11. We have revised all disclosures on our Form 10 and S-1 so as to be consistent with the responses given.

The Company understands it is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company understands that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,


Denise Leonardo
President



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